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UNITED STATES
          SECURITIES AND EXCHANGE C       OMMISSION
Washington, D.C. 20549


                        SCHEDULE 13G

                        Under the Securities Exch   ange Act of 1934

                        (Amendment No. 2)*


                        POLAROID CORP.
                (Name of Issuer)

                        Common Stock, $1.00 Par V         alue
(Title of Class of Securi         ties)


                        731095105
                   (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

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Schedule 13G
CUSIP No. 731095105

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Investment Trust,
    Series Designated The Oakmark Fund         CIK 0000872323
    36-3764846

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    N/A                                                 (b) [ ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Massachusetts

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH --

            5.  SOLE VOTING POWER          None

            6.  SHARED VOTING POWER        4,552,400

            7.  SOLE DISPOSITIVE POWER     None

            8.  SHARED DISPOSITIVE POWER   4,552,400

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,552,400

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.14%

12. TYPE OF REPORTING PERSON*

    IV

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Item 1(a)      Name of Issuer:

               POLAROID CORP.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               549 Technology Square
               Cambridge, MA 02139

Item 2(a)      Name of Person Filing:

               Harris Associates Investment Trust
               Series Designated The Oakmark Fund

Item 2(b)      Address of Principal Business Office:

               Two North LaSalle Street, Suite 500
               Chicago, Illinois 60602-3790

Item 2(c)      Citizenship:

               The filing person is a Massachusetts Business trust.

Item 2(d)      Title of Class of Securities:

               Common Stock, $1.00 Par Value

Item 2(e)      CUSIP Number:

               731095105

Item 3         Type of Person:

                    (d)  Investment company registered under
                         section 8 of the
                         Investment Company Act

Item 4         Ownership (at December 31, 1997):

                    (a)  Amount owned "beneficially" within the
                         meaning of rule 13d-3:

                         4,552,400

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                    (b)  Percent of class:

                         10.14% (The percent of class owned by
                         the Oakmark Fund is the result of
                         Polaroid repurchasing shares of
                         outstanding stock of the class, and not
                         the active purchase of shares of the
                         class by the Fund.)


                    (c) Number of shares as to which such person has:

                        (i)     sole power to vote or to direct
                                the vote: None
                        (ii)    shared power to vote or to direct
                                the vote: 4,552,400
                        (iii)   sole power to dispose or to
                                direct the disposition of:  None
                        (iv)    shared power to dispose or to
                                direct the disposition of:
                                4,552,400

Item 5        Ownership of Five Percent or Less of a Class:

              N/A

Item 6        Ownership of More than Five Percent on Behalf of
              Another Person:

              N/A

Item 7        Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the Parent Holding Company:

              N/A

Item 8        Identification and Classification of Members of the
              Group:

              N/A

Item 9        Notice of Dissolution of Group:

              N/A

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Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 27, 1997

                                   Harris Associates Investment
                                   Trust, Series Designated The
                                   Oakmark Fund


                                   By:  /s/ Anita M. Nagler
                                        Anita M. Nagler
                                        Secretary

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